Filed by Crescent Energy Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Vital Energy, Inc.
Commission File No.: 001-35380
Date: December 12, 2025

Crescent Stockholders Overwhelmingly Approve Merger with Vital Energy

HOUSTON – December 12, 2025 – Crescent Energy Company (NYSE: CRGY) (“Crescent” or the “Company”), today announced it received overwhelming stockholder approval for the issuance of Crescent Class A common stock in connection with its proposed merger (the “Merger”) with Vital Energy, Inc. (NYSE: VTLE) (“Vital Energy”) at a special meeting of stockholders held today. The Merger is expected to close on December 15, 2025.

“We are pleased with the strong support from our shareholders in approving this highly accretive transaction. Today’s outcome reinforces investor confidence in Crescent’s disciplined strategy and our consistent track record of execution. With approval secured, we are prepared to move quickly toward closing and continue creating meaningful, long-term value for our shareholders,” said David Rockecharlie, Crescent’s Chief Executive Officer.

Based on the preliminary vote count from today’s special meeting, approximately 98% of the Crescent common stock voted were in favor of the Merger, resulting in approximately 81% of the outstanding Crescent common stock voting in favor of the Merger. Crescent will file the final vote results for its special meeting on a Form 8-K with the U.S. Securities and Exchange Commission.

About Crescent Energy
Crescent is a differentiated U.S. energy company committed to delivering value for shareholders through a disciplined growth through acquisition strategy and consistent return of capital. Our long-life, balanced portfolio combines significant cash flow from stable production with deep, high-quality development inventory. The Company's investing and operating activities are focused in the Eagle Ford, Permian and Uinta basins. For additional information, please visit www.crescentenergyco.com.

No Offer or Solicitation
This communication relates to a proposed business combination transaction (the “Transaction”) between Crescent and Vital Energy. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Important Additional Information About the Transaction
In connection with the Transaction, Crescent filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) (File No. 333-290422) that includes a preliminary joint proxy statement of Crescent and Vital Energy and a prospectus of Crescent. The registration statement became effective pursuant to Section 8(a) the Securities Act. The Transaction was submitted to Crescent’s stockholders and Vital Energy’s stockholders for their consideration. Crescent and Vital Energy may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus was sent to the stockholders of Crescent and Vital Energy. This document is not a substitute for the registration statement and the joint proxy statement/prospectus that have been filed with the SEC or any other documents that Crescent or Vital Energy may file with the SEC or send to stockholders of Crescent or Vital Energy in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF CRESCENT AND VITAL ENERGY ARE URGED TO READ THE

REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders can obtain free copies of the registration statement, the joint proxy statement/prospectus and all other documents filed or that will be filed with the SEC by Crescent or Vital Energy through the website maintained by the SEC at https://www.sec.gov. Copies of documents filed with the SEC by Crescent are made available free of charge on Crescent’s website at https://crescentenergyco.com/investors, or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 7200, Houston, TX 77002, Tel. No. (713) 332-7001. Copies of documents filed with the SEC by Vital Energy are made available free of charge on Vital Energy’s website at https://vitalenergy.com under the Investors tab or by directing a request to Investor Relations, Vital Energy, Inc., 521 E. Second Street, Suite 1000, Tulsa, OK 74120, Tel. No. (918) 513-4570.

Cautionary Statement Regarding Forward-Looking Statements
The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Crescent or Vital Energy expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, the expected timing of completion of the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance, Crescent's ability to close any divestitures in a timely manner or at all, and any future outlooks of Crescent. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction or any divestitures, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Crescent’s common stock or Vital Energy’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Crescent and Vital Energy to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Crescent’s or Vital Energy’s control, including those detailed in Crescent’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at www.crescentenergyco.com and on the SEC’s website at https://www.sec.gov, and those detailed in Vital Energy’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Vital Energy’s website at www.vitalenergy.com and on the SEC’s website at https://www.sec.gov. Crescent does not give any assurance (1) that it will achieve its expectations or (2) to any business strategies, earnings or revenue trends or future financial results. All forward-looking statements are based on assumptions that Crescent or Vital Energy believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Crescent and Vital Energy undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Crescent Energy Investor Relations Contact
IR@crescentenergyco.com

Crescent Energy Media Contact
Media@crescentenergyco.com